SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2008

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION to Present at the Sixth Annual Wedbush Morgan Management Access Conference on May 21st dated May 19, 2008.

     2. Press release re RADVISION Presented with Prestigious Industry Award for Product Differentiation and Innovation dated May 20, 2008.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION to Present at the Sixth Annual Wedbush Morgan
Management Access Conference on May 21st

Monday May 19, 8:00 am ET

Presentation to be webcast and archived

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, announced today that Boaz Raviv, CEO, will speak at the Sixth Annual Wedbush Morgan Management Access Conference in New York on Wednesday, May 21st, from 2:15 to 2:55 p.m. (Eastern).

Wedbush Morgan Securities will host a live webcast of the Company's presentation, which can be accessed at www.wsw.com/webcast/wedbush6/rvsn/ and on the Investor Events page of the RADVISION web site at www.radvision.com or by clicking on the following link: www.radvision.com/InvestorEvents/wedbush.

A replay of the event will be available on the RADVISION web site approximately three hours after the live event and accessible for ninety days.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Corporate:
RADVISION
Tsipi Kagan, 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION Presented with Prestigious Industry Award for
Product Differentiation and Innovation

Tuesday May 20, 8:00 am ET

Frost & Sullivan Lauds RADVISION's Product Strength and Market Differentiation Strategies in the Videoconferencing Infrastructure Market

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that the company has been presented with the prestigious 2008 North American Frost & Sullivan Award for Product Differentiation Innovation. This Award is presented each year by Frost and Sullivan to the company that has best demonstrated the ability to develop products that allow it to differentiate from competing vendors and products.

RADVISION received this award in recognition of the company successfully leveraging its existing technology assets to introduce SCOPIA Desktop that in combination with SCOPIA multi-point control unit (MCU) and the rest of the SCOPIA infrastructure suite, is allowing RADVISION to set itself apart in the industry.

Unified Communications is driving the deployment of video conferencing throughout organizations from the conference room, to the desktop and to mobile workers. The SCOPIA Conferencing Platform supports all of those environments including next generation high definition (HD) endpoints, standard definition
(SD) endpoints and through SCOPIA Desktop to the remote and mobile worker. SCOPIA Desktop capabilities have also been integrated into Microsoft's Office Communications Server 2007 and IBM Lotus Sametime collaboration solutions extending the capabilities of those solutions.

"RADVISION's SCOPIA Conferencing Platform and the introduction of SCOPIA Desktop come at a critical time," said Roopam Jain, Frost & Sullivan's Principal Analyst
- Conferencing & Collaboration. "Close to a hundred million U.S. workers are expected to telework by 2010 and companies are continually looking for ways to improve remote employee communication and collaboration and bring these teleworkers closer into the corporate culture. The SCOPIA Desktop solution achieves that with a unique blend of audio, video and data capabilities."

"To efficiently meet the needs of today's enterprise requires a standards based solution that supports the existing install base of video devices and one that extends videoconferencing beyond them to remote workers," said Boaz Raviv, RADVISION's CEO. "The solution has to have freely distributable software clients, have the capability to traverse firewalls, has to be easy to install and use and provide data collaboration and video features that are compatible with other video conferencing devices being used by the company. RADVISION has addressed all those requirements with the SCOPIA Conferencing Platform and SCOPIA Desktop."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Corporate:
RADVISION Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney / Todd Barrish, +1 212-704-7385 sean@dukaspr.com / todd@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: May 30, 2008